February 20, 2025

Andrej Jonovic
Chief Executive Officer
XBP Europe Holdings, Inc.
2701 East Grauwyler Road
Irving, Texas 75061

       Re: XBP Europe Holdings, Inc.
           Registration Statement on Form S-3
           Filed February 14, 2025
           File No. 333-284999
Dear Andrej Jonovic:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-679-6943 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Robert Endicott